FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE S.A.

Press Release

National Bank of Greece (“NBG”) announces that it acquired today 5% of the voting common shares of its Turkish bank subsidiary Finansbank A.S. from International Finance Corporation (“IFC”), pursuant to an exercise by IFC of its put option right and in accordance with the agreement between NBG and IFC dated 29 March 2007.

NBG paid total consideration — calculated in accordance with the pricing formula set out in the aforementioned agreement dated 29 March 2007 — of USD 343,060,832.40 to acquire shares representing 5% of the share capital of Finansbank A.S.

Following this acquisition, the stake of NBG Group in Finansbank A.S. stands at 99.81%.

Athens, 26 September 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Paula Hadjisotiriou

(Registrant)

Date: September 29th, 2014

Deputy Chief Executive Officer